December 23, 2019

Roger May
Chief Executive Officer
Graphene & Solar Technologies Limited
433 N. Camden Dr., Ste. 600
Beverly Hills, CA 90210

       Re: Graphene & Solar Technologies Limited
           Form 10-K for the fiscal year ended September 30, 2018
           Filed January 23, 2019
           File No. 333-174194

Dear Mr. May:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:    David Fickson